UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 29)*

Trico Marine Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

896106200

(CUSIP Number)

Frode Jensen, Esq.

Holland & Knight LLP

195 Broadway, 24th Floor

New York, NY 10007

212-513-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Kistefos AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,535,959

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,535,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,535,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) CO, IV

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Christen Sveaas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,535,959

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,535,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,535,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 29 (this “Amendment”) amends Amendment No. 28 to the Statement of Beneficial Ownership on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 15, 2009 (as amended, the “Schedule 13D”) by Kistefos AS (“Kistefos”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), issued by Trico Marine Services, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 10001 Woodloch Forest Dr., Suite 610, The Woodlands, Texas 77380. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, issued by the Company. The address of the principal executive office of the Company is 10001 Woodloch Forest Dr., Suite 610, The Woodlands, Texas 77380.

Item 2.	Identity and Background

(a)                          Name of Persons Filing (the “Reporting Persons”):

Kistefos AS (“Kistefos”)

Christen Sveaas

(b)                          Business address of Reporting Persons:

Stranden 1

N-0250 Oslo

Norway

(c)                           Christen Sveaas’ principal occupation is as the chairman and sole owner of Kistefos. Kistefos’ address is Stranden 1, N-0250 Oslo, Norway.

Kistefos is a privately owned investment company with a portfolio of listed and unlisted companies in the offshore services, shipping, property development and IT/telecommunications sectors.

(d)                           During the last five years, neither Christen Sveaas, Kistefos nor their affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                           During the last five years, neither Christen Sveaas, Kistefos nor their affiliates were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Christen Sveaas is a citizen of Norway. Kistefos is a Norwegian aksjeselskap (stock company).

Item 3.	Source and Amount of Funds or Other Consideration

Kistefos is the holder of the Common Stock to which this statement relates. The sole owner of Kistefos is Christen Sveaas.

The Reporting Persons hereby incorporate by reference the information contained in Item 3 of Amendment 28 to this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons hereby incorporate by reference the information contained in Item 4 of Amendment 28 to this Schedule 13D.

Item 4 is hereby amended to add the following:

On February 27, 2009, the Reporting Persons delivered a letter (the “Notice Letter”) to the Company nominating Christen Sveaas and Åge Korsvold (the “Nominees”) for election to the Board of Directors (the “Board”) at the Company’s 2009 Annual Meeting (the “Annual Meeting”) and enclosing certain information required to be provided by the Reporting Persons and the Nominees in order to comply with the formal notification process for Board nominations set forth in the Company’s bylaws.  The Notice Letter also presents a proposal designed to facilitate the exercise by stockholders of their right to call special meetings of the stockholders of the Company (the “Amendment Proposal”). Specifically, the Amendment Proposal seeks to amend Article II, Section 4 of the bylaws to permit two or more stockholders that together hold at least 15% of all the shares of capital stock of the Company at the time outstanding to deliver or cause to be delivered to the corporate secretary of the Company one or more written demands for a special meeting. In addition to the foregoing, the Notice Letter presents a proposal to repeal any provisions or amendments to the Company’s bylaws adopted after the last version filed with Securities and Exchange Commission.  The Reporting Persons currently intend to conduct a proxy solicitation seeking to elect the Nominees to the Board and to adopt the other proposals at the Company’s 2009 Annual Meeting.  The summary of the terms of the Notice Letter as set forth herein is qualified in its entirety by reference to the Notice Letter, a copy of which is attached hereto as Exhibit 12.  A copy of the related press release issued by Kistefos is attached hereto as Exhibit 13.

IMPORTANT INFORMATION

THE REPORTING PERSONS INTEND TO MAKE A PRELIMINARY FILING WITH THE SECURITIES AND EXCHANGE COMMISSION OF A PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE COMPANY’S 2009 ANNUAL MEETING.  SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2009 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO THE COMPANY’S STOCKHOLDERS AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE NOTICE LETTER ATTACHED HERETO AS EXHIBIT 12.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to propose or undertake or participate in any such actions in the future in light of its ongoing evaluation of (a) the Company’s business and liquidity, (b) the Company’s financial condition, business operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other relevant factors. Without limiting the generality of the preceding sentence, Kistefos reserves the right to, at any time or from time to time, (i) purchase or otherwise acquire additional shares of Common Stock, or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in the open market, in privately negotiated transactions or otherwise, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, (v) engage in the solicitation of proxies to effect a change in the composition or size of the present Board of Directors or management of the Company, including by removing and replacing members of the Board, by increasing the number of directors and/or by changing the quorum requirements applicable to the Board, at an annual or special meeting of the stockholders or otherwise, or (vi) encourage (including, without limitation, through communications with the Company’s directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals or through active representation on the Board) the Company to consider or explore (A) sales or acquisitions of assets or businesses, including a sale of the US operations to remove the Jones Act restrictions on the ownership of the Company’s shares and citizenship of its directors and officers, or extraordinary corporate transactions, such as a merger or other reorganization, (B) changes to the Company’s capitalization or dividend policy or (C) other changes to the Company’s business, structure or charter.

Item 5.	Interest in Securities of the Issuer

Kistefos is the owner of 3,535,959 shares of the Common Stock.  These shares represent approximately 22.8% of the Common Stock computed in accordance with Rule 13d-3. Kistefos has shared voting and dispositive power with Christen Sveaas with respect to these shares.

Kistefos is directly owned 63.2% by Christen Sveaas, 32.3% by Svolder Holding AS, a Norwegian aksjeselskap (stock company), and 4.5% by an entity directly owned by Christen Sveaas. Mr. Sveaas indirectly owns Svolder Holding AS.

As the sole beneficial owner of Kistefos, Christen Sveaas is the beneficial owner of 3,535,959 shares of the Common Stock. These shares represent approximately 22.8% of the Common Stock computed in accordance with Rule 13d-3. Christen Sveaas has shared voting and dispositive power with Kistefos with respect to the shares it owns due to his ownership control of Kistefos.

The calculation of the percentages of beneficial ownership of the Common Stock set forth herein is based upon the 15,500,695 shares of Common Stock outstanding as of September 30, 2008, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

The Reporting Persons hereby incorporate by reference the information on share acquisitions contained in Item 5 of Amendment 28 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons hereby incorporate by reference the information contained in Item 6 of Amendment 28 to this Schedule 13D.

Except as otherwise set forth in Amendment No. 28 to this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1. An Agreement for Joint Filing pursuant to Rule 13d-1(k)(i) under the Exchange Act (incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on March 25, 2005).

2. A power of attorney dated as of October 7, 2005 naming Frode Jensen, Esq. and Neal Beaton, Esq. as attorneys-in-fact for Kistefos AS and Christen Sveaas (incorporated by reference from Amendment No. 25 to this Schedule 13D filed by the Reporting Persons on September 10, 2008).

3. A letter dated May 4, 2007 from Mr. Åge Korsvold, Chief Executive Officer of Kistefos AS, to the Board of Directors of the Company (incorporated by reference from Amendment No. 11 to this Schedule 13D filed by the Reporting Persons on May 4, 2007).

4. The Stock Purchase Agreement dated as of August 9, 2007 between Kistefos and the Company (incorporated by reference from Amendment No. 14 to this Schedule 13D filed by the Reporting Persons on August 14, 2007).

5. Amendment No. 1 dated as of August 21, 2007 to the Stock Purchase Agreement dated as of August 9, 2007 between Kistefos and the Company (incorporated by reference from Amendment 19 to this Schedule 13D filed by the Reporting Persons on August 27, 2007).

6. Registration Rights Agreement dated as of March 15, 2005 by and among the Company and certain holders (as therein defined) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 16, 2005).

7. Letter agreement dated as of August 24, 2007 relating to the Registration Rights Agreement dated as of March 15, 2005 (incorporated by reference from Amendment 19 to this Schedule 13D filed by the Reporting Persons on August 27, 2007).

8. A letter dated December 23, 2008 from Mr. Åge Korsvold, Chief Executive Officer of Kistefos AS, to the Board of Directors of the Company (incorporated by reference from Amendment 27 to this Schedule 13D filed by the Reporting Persons on December 24, 2008).

9. Press release issued by Kistefos on December 23, 2008 (incorporated by reference from Amendment 27 to this Schedule 13D filed by the Reporting Persons on December 24, 2008).

10. A letter dated January 13, 2009 from Mr. Åge Korsvold, Chief Executive Officer of Kistefos AS, to Mr. Rishi Varma, Corporate Secretary of the Company, enclosing the revised Declassification Proposal (incorporated by reference from Amendment 28 to this Schedule 13D filed by the Reporting Persons on January 15, 2009).

11. Demand Letter dated January 14, 2009 requesting inspection of stockholder records of the Company (incorporated by reference from Amendment 28 to this Schedule 13D filed by the Reporting Persons on January 15, 2009).

12. Notice Letter dated February 27, 2009 from Kistefos to Mr. Rishi Varma, Corporate Secretary of the Company, nominating directors for election and submitting proposals to be considered the at the 2009 annual meeting of stockholders (filed herewith, exhibits omitted).

13. Press release issued by Kistefos on February 27, 2009 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2009	Kistefos AS

	By:	/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Kistefos AS

Christen Sveaas

	By:	/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Christen Sveaas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).